

August 29, 2011

Via E-mail
Mr. Fred W. Brackebush
President, Treasurer and Director
New Jersey Mining Company
89 Appleberg Road
Kellogg, Idaho 83837

   RE: **New Jersey Mining Company**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 31, 2011
       Form 10-Q for the Quarterly Period Ended March 31, 2011
       Filed May 16, 2011
       File No. 000-28837

Dear Mr. Brackebush:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jeffrey Jaramillo

          Jeffrey Jaramillo
          Accounting Branch Chief